SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   August 2007

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Ltd. Appoints Mr. Zvi Alon as CEO. Mr Dov Sella Will Replace Mr. Alon as V.P Sales and Marketing dated August 9, 2007.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Appoints Mr. Zvi Alon as CEO. Mr Dov Sella Will Replace Mr. Alon as V.P Sales and Marketing

Thursday August 9, 1:10 pm ET

NETANYA, Israel, August 9 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADA - News), announced today that it's board of directors unanimously approved the nomination of Mr. Zvi Alon, formerly RADA's V.P for Business Development, as it's new CEO. Mr. Alon replaces Maj. Gen. (Ret.) Herzle Bodinger who was acting as Chairman of the Board, President and CEO since the resignation of Mr. Adar Azancot last year. Mr. Dubi Sella will assume the position of V.P sales and marketing held by Mr. Alon.

Mr. Alon joined RADA on 2000 as COO after 11 years of active service as a fighter pilot in the Israeli Air Force and as member of the "Lavi", (the last indigenously developed Israeli fighter aircraft,) Israeli MOD program office and 18 year in Israel Aircraft Industries in various positions in the Engineering and Lahav divisions.

During Mr. Alon's term as V.P Business Development, RADA has completely changed its product offering, developed new capabilities engaged in significant business alliances and secured more than $50 million of new orders.

Commenting on the nominations, Maj. Gen. (Ret.) Herzle Bodinger, RADA President and Chairman of the board said "I had the pleasure of working together at RADA with Mr. Alon for the last 7 years that followed years of acquaintance in the Israeli Air Force. RADA's Board of Directors and I are confident in his ability to lead the company forward to the new challenges that are waiting for us in the following years".

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Dubi Sella (V.P Business Development)
    Tel: +972-9-892-1111
    dubi_sella@rada.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: August 13, 2007